EXHIBIT 99.1

Lombard Medical Reports 2015 Third Quarter, Nine-Month Results

Year-to-Date Aorfix Revenue Up 43 Percent Year-over-Year;

Market Share in Japan Exceeds Five Percent in First Year of Sales

Irvine, CA – November 4, 2015 – Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today reported financial results and provided an operational update for the third quarter and nine months ended September 30, 2015.

Q3 and Recent Operational Highlights

•	Total 2015 third quarter Aorfix™ revenue was $4.2 million and, year to date, Aorfix revenue grew 42.9 percent compared to the first nine months of 2014.
•	U.S. Aorfix revenue grew to $1.1 million in the third quarter of 2015, up 6.4 percent from $1.0 million in the third quarter of 2014.
•	Gross margin for the 2015 third quarter was 48.8 percent compared to 42.9 percent for the prior year period.
•	Within a year of Aorfix regulatory approval in Japan last August, physicians have completed approximately 400 cases – representing 5 percent of all AAA cases in Japan.
•	In July, Lombard acquired Altura Medical, a privately held, venture-backed company that has developed an innovative ultra-low profile endovascular stent graft technology that offers a simple and predictable solution for the treatment of standard AAA anatomies.

Operational and Financial Results

Global Aorfix revenue was $4.2 million in the third quarter of 2015 compared to $4.3 million in the third quarter of 2014. On a constant currency basis, 2015 third quarter revenue increased 1.6 percent over the prior year. For the first nine months of 2015, global Aorfix revenue grew 42.9 percent to $12.2 million compared to $8.5 million in the year-earlier period. On a constant currency basis, year-to-date revenue grew by $4.1 million, or 48.2 percent.

Gross margin for the 2015 third quarter and first nine months was 48.8 percent and 49.2 percent, respectively, compared to 42.9 percent and 41.4 percent for the prior year periods.

In the U.S., where Aorfix is sold exclusively through the Company’s own sales force, revenue in the 2015 third quarter and first nine months was $1.1 million and $3.4 million, respectively. Comparative U.S. revenue in the 2014 third quarter and first nine months was $1.0 million and $2.1 million, respectively.

CEO Simon Hubbert said, “The third quarter acquisition of Altura Medical is a major strategic move for Lombard. We expect the addition of the Altura product will allow us to significantly grow revenue in the near term in our international markets and provide an excellent complement to Aorfix going forward. Japan was again the commercial highlight with a 34.7 percent sequential growth in cases completed during the third quarter over the second quarter. On the regulatory front, next month we will submit for U.S. regulatory approval our new IntelliFlex™ LP delivery system. We are also preparing for two exciting new product launches starting with Altura in Europe in January and IntelliFlex on the Aorfix platform in the U.S. in the second quarter of 2016.”

In Japan, where Aorfix is sold through the Company’s exclusive distributor, Medico’s Hirata, and where regulatory approval was received in August 2014, revenue in the 2015 third quarter and first nine months was $1.9 million and $4.5 million, respectively. Comparative revenue in Japan in the prior year periods was $1.6 million for both periods related to an initial stocking order.

Total operating expenses for the 2015 third quarter and first nine months were $11.4 million and $33.4 million, respectively, compared to $10.5 million and $30.7 million in the prior year periods. The net loss for the third quarter of 2015 was $8.5 million, or $0.45 loss per share, compared to a net loss of $8.5 million, or $0.52 loss per share, for the third quarter of 2014. The net loss for the first nine months of 2015 was $26.2 million, or $1.54 loss per share, compared to $26.5 million, or $1.89 loss per share, for the first nine months of 2014.

The Company’s balance sheet as of September 30, 2015 showed total cash and cash equivalents of $36.7 million.

Company Outlook

Due to a delay in launching the IntelliFlex LP delivery system until 2016, the Company expects international distributors to deplete their existing inventories of current delivery systems in preparation for the IntelliFlex launch.

Based on global market conditions and the impact of the IntelliFlex delay, the Company has revised its outlook and now expects revenue for 2015 of between $15 - 16 million.

Conference Call

Lombard’s management will discuss the Company's financial results for the third quarter and nine months ended September 30, 2015 and provide a general business update during a conference call beginning at 4:30 p.m. Eastern Time today, Wednesday, November 4, 2015. To join the call, participants may dial 1-855-327-6837 (domestic), 0808-101-2791 (UK toll-free) or 1-631-891-4304 (international). To listen to a live webcast of the conference call, visit the Events and Presentations page under the Investors tab at www.lombardmedical.com.

An archived replay of the webcast will be available shortly following the completion of the call on the Events and Presentations page under the Investors tab at www.lombardmedical.com.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.6bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura will be launched in Europe in January 2016, with an international rollout planned for later in 2016. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764
Pure Communications Matthew H Clawson Susan Heins (Media)	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com

- Tables Follow –

Consolidated Statements of Comprehensive Income

for the three and nine month periods ended September 30, 2015 (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Revenue	4,227	4,268	12,171	8,519
Cost of sales	(2,164)	(2,435)	(6,183)	(4,988)
Gross profit	2,063	1,833	5,988	3,531
Gross margin	49%	43%	49%	41%
Selling, marketing and distribution expenses	(5,384)	(5,628)	(17,331)	(15,578)
Research and development expenses	(2,915)	(2,630)	(7,961)	(6,476)
Administrative expenses	(3,144)	(2,290)	(8,069)	(7,183)
Initial Public Offering expenses	-	-	̶	(1,503)
Total operating expenses	(11,443)	(10,548)	(33,361)	(30,740)

Operating loss	(9,380)	(8,715)	(27,373)	(27,209)
Finance income-interest receivable	32	60	114	189
Finance costs	(335)	(24)	(591)	(59)
Loss before taxation	(9,683)	(8,679)	(27,850)	(27,079)
Taxation	1,223	201)	1,651	610
Loss for the period	(8,460)	(8,478)	(26,199)	(26,469)

Other comprehensive income:
Items that will not be reclassified to profit or loss
Currency translation differences	(938)	(3,752)	(688)	(1,986)
Total comprehensive loss for the period	(9,398)	(12,230)	(26,887)	(28,455)

Basic and diluted loss per ordinary share (cents)
from continuing operations	(45.2)	(52.4)	(153.8)	(189.0)

The accompanying notes form part of these financial statements.

Consolidated Balance Sheet

as at September 30, 2015 (unaudited)

	September 30, 2015	December 31, 2014
	$’000	$’000
Assets
Intangible assets	24,247	1,970
Goodwill	13,418	3,289
Property, plant and equipment	3,185	3,087
Other receivables	373	348
Non-current assets	41,223	8,694

Inventories	5,709	4,895
Trade and other receivables	5,084	3,911
Taxation recoverable	2,705	2,065
Cash and cash equivalents	36,694	53,334
Current assets	50,192	64,205

Total assets	91,415	72,899

Liabilities
Trade and other payables	(7,896)	(5,434)
Borrowings	(1,497)	-
Current liabilities	(9,393)	(5,434)

Contingent consideration	(9,060)	-
Borrowings	(17,092)	(2,632)
Deferred tax liabilities	(1,595	-
Non-current liabilities	(27,747)	(2,632)

Total Liabilities	(37,140)	(8,066)

Net assets	54,275	64,833

Equity
Called up share capital	199	162
Share premium account	63,853	49,608
Capital reorganization reserve	205,686	205,686
Translation reserve	1,557	2,245
Accumulated loss	(217,020)	(192,868)
Total equity	54,275	64,833

The accompanying notes form part of these financial statements.

Consolidated Statements of Changes in Equity

for the nine month period ended September 30, 2015 (unaudited)

	Share Capital	Share Premium	Other Reserves	Translation Reserve	Capital Reorganization Reserve	Accumulated Loss	Total Equity
	$’000	$’000	$’000	$‘000	$‘000	$’000	$’000
Balance at January 1, 2015	162	49,608	-	2,245	205,686	(192,868)	64,833
Loss for the period	-	-	-	-	-	(26,199)	(26,199)
Share-based compensation	-	-	-	-	-	2,047	2,047
Issue of ordinary shares	37	14,245	-	-	-	-	14,282
Currency translation	-	-	-	(688)	-	-	(688)
Balance at September 30, 2015	199	63,853	-	1,557	205,686	(217,020)	54,275

The accompanying notes form part of these financial statements.

Consolidated Statements of Changes in Equity

for the nine-month period ended September 30, 2014 (unaudited)

	Share Capital	Share Premium	Other Reserves	Translation Reserve	Capital Reorganization Reserve	Accumulated Loss	Total Equity
	$’000	$’000	$’000	$‘000	$‘000	$’000	$’000
Balance at January 1, 2014	52,406	134,305	19,087	4,192	-	(160,657)	49,333
Loss for the period	-	-	-	-	-	(26,469)	(26,469)
Share-based compensation	-	-	-	-	-	1,527	1,527
Issue of ordinary shares	50	54,950	-	-	-	-	55,000
Share issue expenses	-	(5,342)	-	-	-	-	(5,342)
Capital reorganisation	(52,294)	(134,305)	(19,087)	-	205,686	-	-
Currency translation	-	-	-	(1,985)	-	-	(1,985)
Balance at September 30, 2014	162	49,608	-	2,207	205,686	(185,599)	72,064

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statements

for the nine-month period ended September 30, 2015 (unaudited)

	Nine months ended September 30,
	2015	2014
	$’000	$’000
Loss before taxation	(27,850)	(27,079)
Depreciation and amortization of licenses, software and property plant and equipment	1,336	834
Share-based compensation expense	2,047	1,527
Loss on disposal of tangible assets	66	-
Initial Public Offering expenses	-	1,503
Net finance expense/(income)	477	(130)
Increase in inventories	(917)	(2,233)
Increase in receivables	(1,238)	(131)
(Decrease)/increase in payables	(397)	505
Net cash used in operating activities	(26,476)	(25,204)
Research and development tax credits	967	1,188
Net cash outflow from operating activities	(25,509)	(24,016)

Cash flows from investing activities
Interest received	71	101
Purchase of property, plant and equipment	(1,017)	(1,519)
Cash paid for acquisition	(200)	-
Purchase of intangible assets	(15)	(245)
Net cash flows used in investing activities	(1,161)	(1,663)

Cash flows from financing activities
Interest paid	(325)	-
Proceeds from issue of loan notes	16,500	-
Loan notes transaction costs	(413)	-
Loan notes repaid	(5,331)	-
Proceeds from issue of ordinary shares	-	55,000
Share issue expenses	-	(6,845)
Net cash flows from financing activities	10,431	48,155

(Decrease)/increase in cash and cash equivalents	(16,239)	22,476
Cash and cash equivalents at beginning of year	53,334	40,866
Effects of exchange rates on cash and cash equivalents	(401)	(1,749)
Cash and cash equivalents at end of year	36,694	61,593

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

1 Accounting Policies

Basis of Preparation

These unaudited condensed interim financial statements for the nine months ended September 30, 2015 have been prepared on the basis of the same accounting policies as, and should be read in conjunction with, the Company’s financial statements as of and for the year ended December 31, 2014. The condensed interim financial statements do not include all the statements required for full annual financial statements.

The financial information contained in this interim financial statement is unaudited. The interim financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future.

The presentational currency for this interim financial statement is U.S. dollars. The exchange rates relevant for each period were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Sterling/US dollar exchange rate
Closing rate	1.52	1.62	1.52	1.62
Average rate	1.54	1.67	1.53	1.67

The Company received regulatory approval in February 2013 for its Aorfix product in the United States and formally launched the product in the fourth quarter of 2013.  It will continue to absorb cash until sufficient funds from products sold are generated.  As at September 30, 2015 the Company received $16.5 million loan funding as part of a $26 million secured loan facility with Oxford Finance LLC. The Company has the option of drawing another $4.5 million after achieving specified revenue milestones, with a final $5 million becoming available if the Company reaches revenue targets by December 31, 2016.  The $4.5 million milestone payment was drawn in October 2015 (see note 10). The Company had $36.7 million of cash as at September 30, 2015.   Based on the above, the Directors consider the going concern assumption to be appropriate and therefore the going concern basis has been adopted in the preparation of these financial statements.

The Company issued warrants during the nine months ended September 30, 2015 in connection with certain borrowings. The Company applied the principles of IAS 32 Financial Instruments - Presentation, to record the warrants as liabilities based on their estimated value on the issuance date. The warrant is carried at its fair value with decreases or increases in fair value at each reporting date recorded as other income (expense). The fair value of the warrants is estimated using the Black-Scholes pricing model, which requires the use of management’s judgment in estimating the inputs, including the expected term of the warrant stock and price volatility, used to determine fair value.

These policies have been applied consistently throughout the year except where otherwise indicated.

2 Operating Segment Analysis

The Company is engaged in a single business activity of cardiovascular devices and the Company does not have multiple operating segments. The Company’s cardiovascular devices business consists of the development and commercialization of these products. The Executive Management team is the Company’s chief operating decision-making body, as defined by IFRS 8, and all significant operating decisions are taken by the Executive Management team. In assessing performance, the Executive Management team reviews financial information on an integrated basis for the Company as a whole, substantially in the form of, and on the same basis as, the Company’s IFRS financial statements.

In addition to the geographical segments required under IFRS which is shown below, the Company analyzes its business based on the categories and information in the following table:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Aorfix Commercial Revenue
United States	1,057	993	3,449	2,060
Japan	1,879	1,630	4,545	1,630
Rest of World	1,291	1,645	4,177	4,819
Total Aorfix commercial revenue	4,227	4,268	12,171	8,509
Other commercial revenue	-	-	-	10
Total revenue	4,227	4,268	12,171	8,519

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Revenue by destination:
United Kingdom	337	562	1,191	1,539
United States of America	1,057	993	3,449	2,070
Japan	1,879	1,630	4,545	1,630
Rest of World	954	1,083	2,986	3,280
	4,227	4,268	12,171	8,519

3 Acquisition

On July 30, 2015, the Company completed the acquisition of 100% voting equity interest in Altura Medical, Inc. (Altura). The Company believes the acquisition of Altura provides an opportunity for near-term revenue, as well as providing an ultra low-profile AAA stent graft that is expected to provide the Company with an increased share of the AAA market.

For the nine months ended September 30, 2015, Altura contributed no revenue and operating expenses of $0.6 million to the Company’s results. If the acquisition had occurred on January 1, 2015, the Company estimates that Altura would have contributed no revenue and $4.9 million in operating expenses to the Company’s year to date September 30, 2015 results.

Upon the closing of the acquisition, the Company issued an aggregate of 3,125,000 unregistered shares of common stock to certain former shareholders of Altura in exchange for the shares of Altura capital stock held by them immediately prior to the closing of the acquisition. In addition the Company delivered an aggregate of 575,000 unregistered shares of common stock to Computershare Trust Company, N.A., in its capacity as escrow agent, which will be held for a period of twelve months and are subject to any adjustments to the liabilities assumed as part of the acquisition. In addition, the Company paid $0.2 million in cash to Shareholder Representative Services LLC, in its capacity as Altura Stockholders’ Representative. The fair value of the initial consideration was $14.3 million of equity which was based on the closing share price of $3.86 on the date of acquisition and cash paid of $0.2 million. In addition, the Company assumed $5.3 million in existing Altura debt and $2.5 million of certain liabilities of Altura.

The Company also agreed to pay Altura shareholders additional consideration in the future if certain sales and regulatory approval milestones are met. The provisional fair value of the contingent consideration payment on the acquisition date was estimated to be $9.1 million. The contingent payment payable will be evaluated on a quarterly basis starting in Q4 2015, with adjustments made based upon management’s assessment of the probability of meeting performance milestones as set-forth within the acquisition agreement.

The revenue-based milestone payment referred to above relates to the Company achieving a trailing twelve month revenue stream of $10.0 million on the sale of Altura products prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, $15.0 million in no more than 45 days after the end of the month in which the Company achieves this revenue threshold.

The regulatory milestone payment referred to above concerns receiving approval from the US Food and Drug Administration to market and sell Altura’s device in the United States prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, $12.5 million in no more than 45 days after achieving this approval.

$’000
Fair value of initial consideration	14,482
Contingent acquisition consideration payable	9,060
Total consideration	23,542

Costs incurred by the Company related to the acquisition totaled $0.2 million and are included in operating expenses in the Consolidated Statement of Comprehensive Income.

The net assets acquired upon acquisition were as follows:

	Book Value	Fair Value
	$’000	$’000
Property, plant and equipment	71	71
Intangible assets	-	22,700
Assumed accrued liabilities	(2,496)	(2,496)
Assumed bank debt	(5,331)	(5,331)
Deferred tax liability	-	(1,595)
Net (liabilities)/assets acquired	(7,756)	13,349

The resulting goodwill on acquisition is calculated as follows:

Fair value of consideration given	23,542
Less: Fair value of net assets acquired	(13,349)
Goodwill	10,193

Goodwill resulting from the Altura acquisition is largely attributable to the expected near-term revenue contribution obtained by introducing complementary product offering to the Company’s current infrastructure. None of the goodwill is expected to be deductible for tax purposes.

As the fair value of the intangible assets acquired in the Altura acquisition exceeds the tax bases of such assets, the Company recorded a deferred tax liability of $1.6 million, with a corresponding increase to goodwill.

The above fair values have been determined on a provisional basis. If new information obtained within one year from the acquisition date about facts and circumstances that existed as of the acquisition date identifies adjustments to the above amounts, or any additional provisions that existed at the acquisition date, then the acquisition accounting will be revised.

4 Goodwill and Intangibles

Goodwill resulting from the acquisition of Altura totaled $10.2 million. Existing goodwill totaled $3.2 million and $3.3 million at September 30, 2015 and December 31, 2014, respectively.

Intangible assets consist of the following:

	September 30, 2015	December 31, 2014
	$’000	$’000
Intellectual property and licenses	2,626	2,677
In-process research and development	12,600	-
Developed technology	10,100	-
Software	409	396
Total cost	25,735	3,073
Accumulated amortization	(1,488)	(1,103)
Intangible assets, net	24,247	1,970

Intellectual property and licenses consists of a non-exclusive license granted by Medtronic for the U.S. patent No. 6,306,141 (“Jervis” patent), which will be amortized over 9 years. Developed technology acquired as part of the Altura acquisition is amortized over its estimated useful life of 17 years. In-process research and development acquired as part of the Altura acquisition will be amortized over its useful life once commercial sales of the Altura product begin.

5 Trade and Other Payables

Trade and other payables consisted of the following:

	September 30, 2015	December 31, 2014
	$’000	$’000
Trade payables	3,144	1,443
Other taxation and social security	209	220
Other payables	48	59
Accruals and deferred income	4,495	3,712
Total trade and other payables	7,896	5,434

6 Borrowings

Medico’s Hirata convertible loan

On March 28, 2013 the Company received $2.5 million from the total $5 million convertible loan facility granted by its exclusive distribution partner in Japan, Medico’s Hirata Inc. The loan accrues interest of 3 percent per annum, payable when the loan is repaid or converted. The loan is repayable seven years from the receipt of regulatory approval for Aorfix in Japan, which was granted in August 2014. Conversion of the loan is at Medico’s Hirata Inc.’s discretion and will be based on the share price at the time of conversion.

At September 30, 2015, the amount outstanding comprised:	$’000
Face value plus accrued interest of convertible loan notes at January 1, 2015	2,632
Interest expense	57
Included in non-current liabilities	2,689

The convertible loan note is considered a financial liability with no equity component as there is a contractual obligation to deliver a variable number of shares at the market price if the loan note is converted. The fair value of the loan note is therefore the same whether the settlement of the obligation is made in cash or in shares at the time of repayment.

Oxford Finance Secured Loan

As at September 30, 2015 the Company received $16.5 million (including $11 million and $5.5 million received on April 24, and July 30, 2015 respectively) loan funding as part of a $26 million secured loan facility with Oxford Finance LLC (Oxford).  The Company has the option of drawing another $4.5 million after achieving specified revenue milestones, with a final $5 million becoming available after reaching additional revenue targets in 2016.  The $4.5 million milestone payment was drawn in October 2015 (see note 10).  The interest on the loan is three month US LIBOR + 7.24% fixed at each advance.  The interest rate on the first $11 million and $5.5 million is 7.52% and 7.53% respectively.  The term of the $26 million facility is 60 months from April 24, 2015, with a maximum interest-only period of 36 months, depending if all tranches are drawn.

Pursuant to the Loan Agreement, we are required to make interest only payments through April 1, 2016. However, if subsequent tranches are drawn, the interest only period can be extended to a maximum of 36 months. At maturity (April 1, 2020), or the earlier repayment in full, the Company is required to make a final payment fee to Oxford which is included in the effective interest rate of the loan. The current final payment fee associated with the loan is approximately $1 million.

At September 30, 2015, the amount outstanding comprised:	$’000
Face value of secured loan at July 30, 2015	16,500
Unamortized transaction costs	(372)
Unamortized discount	(320)
Final payment accretion	92
Balance at September 30,2015	15,900
Less amount included in current liabilities	(1,497)
Included in non-current liabilities	14,403

In connection with the issuance of the secured loan in April 2015, the Company issued warrants to Oxford to purchase up to an aggregate number of the Company’s common stock. For the first and second tranches, Oxford could purchase up to an aggregate of 77,446 and 43,994 shares of the Company’s common stock at an exercise price of $4.19 and $3.69 per share respectively. These warrants are immediately exercisable and have a contractual term of 10 years. The respective fair value were $243,000 and $107,000; they were recorded as a current liability and discounted against the secured loan at issuance. The discount is being amortized to finance costs using the effective interest method over the term of the loan. Movements in the fair value of the warrants until the date of exercise will be recognized in the Statement of Comprehensive Income immediately. At September 30, 2015, the decrease in the fair value of the warrant liability of $59,000 was recognized in the Statement of Comprehensive Income.

7 Share Options

Effective August 18, 2015, the Company’s Board of Directors approved the reduction of the exercise prices of all eligible outstanding stock options previously granted to employees and nonemployees of the Company who were still providing services to the Company as of that date. The Company repriced options to purchase 1,989,505 shares of the Company’s common stock that included both vested and unvested stock options. The Company’s Board of Directors adjusted all of the original exercise prices for the repriced options to $3.90 per share, which was the fair value of the underlying shares of common stock on the date of the repricing. No other terms of the repriced options were modified and these repriced stock options will continue to vest according to their original vesting schedules and will retain their original expiration dates.

These modifications were treated as one-for-one exchanges of the previously issued stock options for new stock options with an exercise price of $3.90 per share. The Company recorded a stock-based compensation charge of $1,038,370 for the incremental value of the vested options. In addition, the Company recorded additional stock-based compensation charges of $156,548 for the incremental value of the unvested repriced options during the nine months ended September 30, 2015. The remaining $558,074 will be recognized over the remaining vesting period of the original awards.

8 Taxation on Loss on Ordinary Activities

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
UK research and development claim:
for the current year	678	208	1,107	624
for prior year	554	-	554	-
	1,232	208	1,661	624
Overseas taxation charge	(9)	(7)	(10)	(14)
Total tax credit	1,223	201	1,651	610

9 Loss per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares. The diluted earnings per ordinary share are identical to those used for the basic earnings per ordinary share as the exercise of share options and warrants would have had the effect of reducing the loss per ordinary share and are therefore not dilutive.

The Loss per Share calculations are set out below:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	$’000	$’000	$’000	$’000
Loss for the period ($’000)	(8,460)	(8,478)	(26,199)	(26,469)

Weighted average number of ordinary shares (‘000)	18,720	16,186	17,040	14,006

Basic and diluted loss per share (cents)	(45.2)	(52.4)	(153.8)	(189.0)

The weighted average number of shares figure for 2014 reflects the 2014 share for share exchange of one new ordinary share of $0.01 each of Lombard Medical, Inc. for every four existing ordinary shares of 20 pence each of Lombard Medical Technologies plc.

10 Post Balance Sheet Events

On October 8, 2015 the Company received $4.5 million loan funding from Oxford Finance as part of the existing secured loan facility upon achieving $3.5 million in trailing six month revenues.

11 Related Party Disclosures

Timothy Haines is a Partner at Abingworth LLP, a life science and healthcare investment firm which manages investment funds which together held 17.8 percent of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, the Abingworth funds subscribed for 727,272 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. The Abingworth funds held 16.8 percent of the Company’s shares following the Initial Public Offering. In the months following the NASDAQ Initial Public Offering, Abingworth purchased 629,092 shares of the Company in open market transactions at an average price of $6.30. Abingworth held 21.5 percent of the Company’s shares on September 30, 2015.

Invesco Asset Management Limited is a shareholder of the Company and held 39.0 percent of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, Invesco subscribed for 1,951,818 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11 each, being the Initial Public Offering price. Invesco Asset Management Limited held 37.0 percent of the Company’s shares following the Initial Public Offering and on September 30, 2015.

Since the NASDAQ Initial Public Offering, directors have purchased shares of the Company in open market transactions as follows: Raymond W. Cohen purchased 10,225 shares at an average price of $5.90, Simon Hubbert purchased 6,300 shares at an average price of $5.89, Simon Neathercoat purchased 8,800 shares at an average price of $6.32, Craig Rennie purchased 15,060 shares at an average price of $6.52 and John B. Rush purchased 5,500 shares at an average price of $5.92.

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